UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page

Signatures	3
Exhibit 99.1 – Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: August 1, 2011

Exhibit 99.1

Company Contacts:

Vimicro International Corporation

Mr. Anan Liu, Investor Relations Manager

Phone: +86 (10) 6894 8888 ext. 7453

E-mail: liuanan@vimicro.com

Ms. Sandy Song, IR Associate Manager

Phone: +86 (10) 6894 8888 ext. 7401

E-mail: songzheng@vimicro.com

www.vimicro.com

Investor Contacts:

CCG Investor Relations

Mr. John Harmon, CFA, Sr. Account Manager

Phone: +86 (10) 6561-6886 ext. 807 (Beijing)

E-mail: john.harmon@ccgir.com

Mr. Roger Ellis, Partner

Phone: +1 (310) 954-1332 (Los Angeles)

E-mail: roger.ellis@ccgir.com

www.ccgir.com

Vimicro Reports First-Quarter 2011 Results and Announces

Conference Call to Discuss Second-Quarter 2011 Results

BEIJING, China – July 30, 2011 – Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro”), a leading multimedia semiconductor and surveillance solution provider, today announced financial results for the first quarter of 2011 ended March 31, 2011. The Company also announced that it will release its second-quarter 2011 financial results on Monday, August 8, after the market close and will hold a conference a call to discuss the results at 5:00 p.m. EDT.

First-Quarter 2011 Results

Net revenue in the first quarter of 2011 was $13.0 million, compared to $18.9 million in the first quarter of 2010 and $24.4 million in the fourth quarter of 2010. (Figures from prior periods have been restated to account for discontinued operations following the divestiture of non-core IC businesses in December 2010.) The 30.9% year-over-year revenue decrease was due to a product transition to a higher-performance, lower-cost chip in our PC/notebook business, a decline in mobile multimedia processor demand from specific carriers, and a combination of seasonal factors, including the Chinese New Year holiday, offset by a significant increase in surveillance revenue. In the mobile multimedia processor business, we experienced a sharp sequential and year-over-year revenue decline, which was mainly due to lower orders received from our carrier customers and technology trends favoring the integration of multimedia functions into the baseband processor, rather than using a separate multimedia-processor chip.

Cost of revenue in the first quarter was $8.9 million, compared with $12.4 million in the first quarter of 2010. The gross margin in the first quarter was 31.7%, compared with 34.2% in the year-ago quarter, the decrease owing to differences in product mix.

Operating expenses in the first quarter of 2011 were $13.4 million, as compared to $11.8 million in the first quarter of 2010. Operating expenses increased year-over-year due to higher levels of investment in the surveillance business.

The non-GAAP net loss attributable to Vimicro International Corporation, excluding $0.9 million in share-based compensation, was $5.0 million, or approximately $0.14 per ADS, compared to a loss of $4.0 million, or $0.07 per ADS from continuing operations in the year-ago quarter. The GAAP net loss in the first quarter was $7.9 million, as compared to $6.4 million a year ago.

As of March 31, 2011, the Company had cash and cash equivalents of approximately $64.0 million, short-term time deposits of $12.5 million, and total current assets of approximately $125.5 million. As of March 31, 2011, Vimicro had working capital of approximately $100.6 million and no long-term debt on its balance sheet.

Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer, commented, “In the first quarter of 2011, our revenues declined due to seasonal, product, and customer issues. We were pleased that surveillance revenues increased year-over-year, validating our updated strategy and this new product platform. Despite the lower revenue level, we continued to make substantial investments in research and development and in our sales and marketing team in order to ensure the success of our emerging surveillance business. We believe the first quarter will represent the revenue low-water mark for the year, and we expect higher revenues in the second quarter due to stabilization of in our PC and notebook business, combined with higher revenues from surveillance, which we expect to increase throughout the remainder of the year.”

Business Outlook

In the second quarter of 2011, revenues are expected to be approximately $14 to $16 million. The sequential increase in revenues in the second quarter is expected to be driven by growth in the PC/notebook processor and the surveillance business.

Second-Quarter Earnings Release and Conference Call Information

The Company today also announced it plans to release its second-quarter 2011 results on Monday, August 8 after the market close. The Company will also hold a conference call at 5:00 p.m. EDT on Monday, August 8, 2011, to discuss results for its second quarter ended June 30, 2011.

To participate in the live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1 (800) 599-9816. International callers should dial +1 (617) 847-8705. When prompted by the operator, mention conference pass code 65367263.

If you are unable to participate in the call at this time, a replay will be available for 14 days starting on Monday, August 8, 2011, at 8:00 p.m. EDT. To access the replay, please dial +1 (888) 286-8010, international callers dial +1 (617) 801-6888, and enter the pass code 27075169.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Vimicro is also expanding business into the surveillance market with system-level solutions and semiconductor products. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the company’s ability to increase sales of notebook camera multimedia processors; the company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP (loss)/income from operations, non-GAAP net (loss)/income attributed to Vimicro International Corporation and non-GAAP diluted net (loss)/income per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expenses, inventory reserves related to divested assets and discontinued operations. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non- GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China as of March 31, 2011, which was RMB 6.5564 to $1.00.

Vimicro International Corporation

Consolidated Statement Of Operations And Comprehensive Income

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	2011 Q1	2010 Q4	2010 Q1
	(unaudited)	(unaudited)	(unaudited)

Net revenue	13,029	24,373	18,864

Cost of revenue	(8,901)	(17,307)	(12,418)

Gross profit	4,128	7,066	6,446

Operating expenses:
Research and development, net	(7,198)	(7,109)	(7,652)
Selling and marketing	(2,290)	(2,270)	(1,373)
General and administrative	(3,872)	(3,893)	(2,761)

Total operating expenses	(13,360)	(13,272)	(11,786)

Loss from operations	(9,232)	(6,206)	(5,340)

Other income/(expense):
Interest income	187	220	299
Foreign exchange gain/(loss), net	274	259	(35)
Gain on disposal of marketable equity securities	885	367	0
Others, net	4	94	312

Loss before income taxes and share of gain/(loss) of an unconsolidated affiliate	(7,882)	(5,266)	(4,764)

Income taxes benefit/(expense)	0	849	(172)

Net loss before share of profit/(loss) of an unconsolidated affiliate	(7,882)	(4,417)	(4,936)

Net loss from continuing operations	(7,882)	(4,417)	(4,936)

Loss from discontinued operations, net of income tax	0	(3,876)	(1,500)

Net loss	(7,882)	(8,293)	(6,436)

Less: loss attributable to non-controlling interest	(1,925)	(2,110)	(1,285)

Loss attributed to Vimicro International Corporation	(5,957)	(6,183)	(5,151)

Other comprehensive loss/(income):
Foreign currency translation adjustment	346	942	33
Unrealized (loss)/gain on marketable equity securities	(417)	257	13

Total comprehensive loss	(7,953)	(7,094)	(6,390)
Less: comprehensive loss attributable to non-controlling interest	(1,601)	(1,720)	(1,285)
Comprehensive loss attributable to Vimicro International Corporation	(6,352)	(5,374)	(5,105)

Loss per share - basic and diluted
continuing operations	(0.04)	(0.01)	(0.02)
discontinued operations	0.00	(0.03)	(0.01)

Total loss per share - basic and diluted	(0.04)	(0.04)	(0.03)

Loss per ADS Basic and Diluted
continuing operations	(0.16)	(0.07)	(0.10)
discontinued operations	0.00	(0.10)	(0.04)

Total loss per ADS - basic and diluted	(0.16)	(0.17)	(0.14)

Weighted average number of ordinary shares outstanding
Basic and Diluted	146,812,413	147,977,600	147,657,701

Weighted average number of ADS outstanding
Basic and Diluted	36,703,103	36,994,400	36,914,425

Components of share-based compensation expenses are included in the following expense captions:
R&D	(327)	(461)	(532)
S&M	(24)	(39)	(56)
G&A	(559)	(384)	(575)

Total	(910)	(884)	(1,163)

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	3/31/2011	12/31/2010
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	64,049	69,491
Short-term time deposits	12,505	12,380
Restricted cash	5,269	4,958
Marketable equity securities	577	1,436
Accounts and notes receivable, net of provision for doubtful accounts of $418 and $394 as of December 31, 2010 and March 31, 2011, respectively	13,033	18,647
Amounts due from related party	11,309	10,465
Inventories	14,529	13,751
Prepayments and other current assets, net of provision for doubtful accounts of $18 and $18 as of December 31, 2010 and March 31, 2011, respectively	4,239	4,191
Deferred tax assets	2	2

Total current assets	125,512	135,321
Investment in an unconsolidated affiliate	88	87
Property, equipment and software, net	11,180	9,600
Land use rights	20,860	20,703
Intangible assets, net	2,863	2,929
Goodwill	2,103	2,082
Other assets	1,212	1,203

Total assets	163,818	171,925

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable	5,733	7,378
Amounts due to related party	5,305	4,848
Notes payable	0	30
Taxes payable	902	1,001
Advances from customers	243	291
Accrued expenses and other current liabilities	7,742	7,613
Deferred government grant	5,016	4,550

Total current liabilities	24,941	25,711
Non-Current liabilities:
Deferred tax liabilities	40	40
Product warranty	178	142

Total liabilities	25,159	25,893
Commitments and contingencies

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 147,135,996 and 146,800,796 shares issued and outstanding as of December 31, 2010 and March 31, 2011, respectively	15	15
Additional paid-in capital	157,325	156,415
Treasury stock	(4,167)	(3,836)
Accumulated other comprehensive income	11,989	12,383
Accumulated deficit	(60,387)	(54,430)
Statutory reserve	2,782	2,782

Total shareholders’ equity attributable to Vimicro International Corporation	107,557	113,329

Non-controlling interest	31,102	32,703

Total shareholders’ equity	138,659	146,032

Total liabilities and shareholders’ equity	163,818	171,925

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended March 31, 2011			Three months ended December 31, 2010			Three months ended March 31, 2010
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Loss from operations	(9,232)	910	(8,322)	(6,206)	884	(5,322)	(5,340)	1,163	(4,177)

(Loss)/income attributed to Vimicro International Corporation	(5,957)	910	(5,047)	(6,183)	884	(5,299)	(5,151)	1,163	(3,988)

Diluted (loss)/income per ADS	(0.16)	0.02	(0.14)	(0.07)	0.02	(0.05)	(0.10)	0.03	(0.07)

(*)	The adjustment is to exclude non-cash for share-based compensation for employees and non-employees.